UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Forbes Energy Services Ltd.

(Name of Issuer)

Common Stock, par value $0.04 per share

(Title of Class of Securities)

345143101

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 345143101	Schedule 13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Janet L. Forbes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,362,885 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,362,885 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,362,885 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0% (3)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 26,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2013.
(2)	Includes 842,835 shares of common stock held by J. Forbes Investments, Ltd., a Texas limited partnership (the “Partnership”). The reporting person is the president of J. Forbes Investments Management Company, LLC, a Texas limited liability company and the general partner of the Partnership.
(3)	Based on 21,471,616 shares of common stock outstanding as of November 6, 2013 plus 26,000 shares of common stock issuable upon exercise of options within 60 days of December 31, 2013.

CUSIP No. 345143101	Schedule 13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS J. Forbes Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 842,835
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 842,835
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 842,835
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9% (4)
12	TYPE OF REPORTING PERSON PN

(4)	Based on 21,471,616 shares of common stock outstanding as of November 6, 2013.

CUSIP No. 345143101	Schedule 13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Forbes Energy Services Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 South Business Highway 281, Alice, Texas 78332

Item 2(a).	Name of Person Filing:

Janet L. Forbes

J. Forbes Investments, Ltd. (the “Partnership”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For Janet L. Forbes:

3000 South Business Highway 281, Alice, Texas 78332.

For the Partnership:

14841 Santa Gertrudis, Corpus Christi, Texas 78410.

Item 2(c).	Citizenship:

Janet L. Forbes is a citizen of the United States of America.

The Partnership is a Texas limited partnership.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.04 per share.

Item 2(e).	CUSIP Number:

345143101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See Box 9 on cover pages.

CUSIP No. 345143101	Schedule 13G	Page 5 of 7 Pages

(b)	Percent of class:

See Box 11 on cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See Box 5 on cover pages.

(ii)	Shared power to vote or direct the vote:

See Box 6 on cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See Box 7 on cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See Box 8 on cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 345143101	Schedule 13G	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2014

/s/ Janet L. Forbes
Janet L. Forbes, in her individual capacity J. Forbes Investments, Ltd.

By:	J. Forbes Investments Management Company, LLC
Its:	General Partner

	By:	/s/ Janet L. Forbes
	Name:	Janet L. Forbes
	Title:	President

CUSIP No. 345143101	Schedule 13G	Page 7 of 7 Pages

Exhibit A

Rule 13d-1(k) Agreement

The undersigned agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Forbes Energy Services Ltd. at December 31, 2013.

/s/ Janet L. Forbes
Janet L. Forbes, in her individual capacity

J. Forbes Investments, Ltd.

By:	J. Forbes Investments Management Company, LLC
Its:	General Partner

	By:	/s/ Janet L. Forbes
	Name:	Janet L. Forbes
	Title:	President